 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Kolinek, Darrell (Last) (First) (Middle) 203 Colorado Street (Street) Austin, TX 78701 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Schlotzsky's, Inc. BUNZ 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 01/01/03 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           Sr. Vice President - Restaurant Operations
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock			J(1)	V				$2,180	D
Common Stock			J(2)	V				$1,138	I	(3)
Common Stock								$17	I	(4)
Common Stock								$17	I	(5)
Common Stock								$17	I	(6)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Option (7)	$8.00							06/30/94	12/23/03	Common Stock	8,517		$8,517	D
Option	$8.00							12/31/94	12/23/03	Common Stock	797		$797	D
Option	$8.00							12/31/95	12/23/03	Common Stock	797		$797	D
Option	$8.00							12/31/96	12/23/03	Common Stock	797		$797	D
Option	$8.00							12/31/97	12/23/03	Common Stock	797		$797	D
Option	$8.00							12/31/98	12/23/03	Common Stock	795		$795	D
Option	$11.00							12/14/96	12/14/05	Common Stock	3,646		$3,646	D
Option	$11.00							12/14/97	12/14/05	Common Stock	3,646		$3,646	D
Option	$11.00							12/14/98	12/14/05	Common Stock	3,646		$3,646	D
Option	$18.725							09/23/98	09/23/07	Common Stock	1,666		$1,666	D
Option	$18.725							09/23/99	09/23/07	Common Stock	1,667		$1,667	D
Option	$18.725							09/23/00	09/23/07	Common Stock	1,667		$1,667	D
Option	$11.00							01/11/00	01/11/09	Common Stock	1,666		$1,666	D
Option	$11.00							01/11/01	01/11/09	Common Stock	1,667		$1,667	D
Option	$11.00							01/11/02	01/11/09	Common Stock	1,667		$1,667	D
Option	$6.31875							05/11/01	05/11/10	Common Stock	6,666		$6,666	D
Option	$6.31875							05/11/02	05/11/10	Common Stock	6,667		$6,667	D
Option	$6.31875							05/11/03	05/11/10	Common Stock	6,667		$6,667	D
Option	$3.00							01/02/01	01/02/11	Common Stock	40,000		$40,000	D
Option	$8.00							06/30/94	12/23/03	Common Stock	6,978		$6,978	I	(3)
Option	$8.00							12/31/94	12/23/03	Common Stock	792		$792	I	(3)
Option	$8.00							12/31/95	12/23/03	Common Stock	792		$792	I	(3)
Option	$8.00							12/31/96	12/23/03	Common Stock	792		$792	I	(3)
Option	$8.00							12/31/97	12/23/03	Common Stock	792		$792	I	(3)
Option	$8.00							12/31/98	12/23/03	Common Stock	792		$792	I	(3)
Option	$12.50							12/14/99	12/14/09	Common Stock	1,666		$1,666	I	(3)
Option	$12.50							12/14/00	12/14/09	Common Stock	1,667		$1,667	I	(3)
Option	$12.50							12/14/01	12/14/09	Common Stock	1,667		$1,667	I	(3)
Option	$11.00							01/11/00	01/11/09	Common Stock	333		$333	I	(3)
Option	$11.00							01/11/01	01/11/09	Common Stock	333		$333	I	(3)
Option	$11.00							01/11/02	01/11/09	Common Stock	334		$334	I	(3)
Option	$6.31875							05/11/01	05/11/10	Common Stock	1,667		$1,667	I	(3)
Option	$6.31875							05/11/02	05/11/10	Common Stock	1,667		$1,667	I	(3)
Option	$6.31875							05/11/03	05/11/10	Common Stock	1,666		$1,666	I	(3)
Option	$3.00							01/02/01	01/02/11	Common Stock	20,000		$20,000	I	(3)
Explanation of Responses:

(1)- The reported holdings include 597 shares of Schlotzsky's, Inc. Common Stock acquired as of 1/1/03 under the Schlotzsky's, Inc. Employee Stock Purchase Plan.
(2)- The reported holdings include 303 shares of Schlotzsky's, Inc. Common Stock acquired as of 1/1/03 under the Schlotzsky's, Inc. Employee Stock Purchase Plan.
(3)- The reported holdings represent Common Stock or options to purchase Common Stock held as separate property by Linda G. Kolinek, Darrell Kolinek's wife.
(4)- Shares held for Darrell Kolinek's minor child in the name of "Linda G. Kolinek c/f Travis J. Kolinek".
(5)- Shares held for Darrell Kolinek's minor child in the name of "Linda G. Kolinek c/f Joshua R. Kolinek".
(6)- Shares held for Darrell Kolinek's minor child in the name of "Linda G. Kolinek c/f Kelsie Kolinek".
(7)- The options reported in this Form 4 are options to purchase shares of the Company's Common Stock.

By: /s/ Darrell Kolinek 01/03/03 ** Signature of Reporting Person Date SEC 1474 (9-02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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